Tempo Offices, Unit B2,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

25 February 2013

Mission Concludes Loan Agreement

Mission NewEnergy Limited (ASX:MBT) today announces that it has completed the loan agreement with SLW International LLC to provide the Company with a US$5 million line of credit facility. The material terms of the loan are directly in line with the definitive term sheet as announced on 17 August 2012.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: + 61 8 6313 3975

james@missionnewenergy.com